UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 16)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Spark Therapeutics, Inc.

(Name of Subject Company)

Spark Therapeutics, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

84652J103

(CUSIP Number of Class of Securities)

Joseph W. La Barge

Chief Legal Officer

Spark Therapeutics, Inc.

3737 Market Street

Suite 1300

Philadelphia, Pennsylvania 19104

(888) 772-7560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

Blake Liggio, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 16 (this “Amendment No. 16”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Spark Therapeutics, Inc., a Delaware corporation (the “Company,” “Spark,” “we” or “us”), with the Securities and Exchange Commission (the “SEC”) on March 7, 2019.

The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by 022019 Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Roche Holdings”), to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares” and each, a “Share”), at a price per Share equal to $114.50, net to the seller of such Shares in cash, without interest, subject to any withholding of taxes required by applicable law. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Roche Holdings and Merger Sub with the SEC on March 7, 2019, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 16 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

1.	Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Forward-Looking Statements” at the end of such Item 8:

“Final Results of the Offer and Completion of the Merger.

The Offer expired at 5:00 p.m., New York City time, on December 16, 2019. Citibank, N.A., in its capacity as depositary for the Offer (the “Depositary”), advised that, as of the expiration of the Offer, a total of 23,276,342 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered and for which certificates were not yet delivered) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 60.4% of the Shares outstanding as of the expiration of the Offer. In addition, the Depositary has advised that Notices of Guaranteed Delivery have been delivered with respect to approximately 6,470,331 Shares that have not yet been tendered, representing approximately 16.8% of the outstanding Shares. Merger Sub irrevocably accepted for payment all Shares that were validly tendered and not withdrawn.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, as defined in the Offer to Purchase. Promptly after the expiration of the Offer, Merger Sub irrevocably accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Merger Sub acquired sufficient Shares to complete the Merger without the affirmative vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than (1) Shares owned at the commencement of the Offer and immediately prior to the Effective Time by Roche Holdings, Roche Holding Ltd or any other direct or indirect subsidiary of Roche Holdings or Roche Holding Ltd, (2) Shares owned immediately prior to the Effective Time by the Company or any direct or indirect subsidiary of the Company, and (3) Shares held by stockholders who were entitled to, and who have properly exercised their demands for appraisal of such Shares in accordance with Section 262 of the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time), were automatically cancelled and converted into the right to receive $114.50 in cash, without interest and subject to any withholding taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Global Select Market. Roche Holdings and Merger Sub intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On December 17, 2019, Roche Holdings issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(Y) hereto and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibits to the list of Exhibits:

Exhibit No.	Description

(a)(5)(Y)	Press Release issued by Roche Holdings, Inc. on December 17, 2019 (incorporated by reference to Exhibit (a)(5)(xxxi) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2019

Spark Therapeutics, Inc.

By:	/s/ Joseph W. La Barge
	Name:	Joseph W. La Barge
	Title:	Chief Legal Officer